FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 18 January, 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]






Exhibit Number

No.1   Director's shareholding announcement dated 29 July, 2004
No.2   Holding(s) in Company announcement dated 9 August, 2004
No.3   Holding(s) in Company announcement dated 12 August, 2004
No.4   Holding(s) in Company announcement dated 12 August, 2004
No.5   Holding(s) in Company announcement dated 13 August, 2004
No.6   Holding(s) in Company announcement dated 20 August, 2004
No.7   Holding(s) in Company annoucement dated 4 October, 2004
No.8   Management Appointments announcement dated 7 October, 2004
No.9   Notice of Trading Update announcement dated 27 October, 2004
No.10  Directorate Change announcement dated 4 November, 2004
No.11 Third Quarter Trading Update announcement dated 5 November, 2004 No.12 Holding(s) in Company annoucement dated 8 November, 2004
No.13  Holding(s) in Company announcement dated 15 November, 2004
No.14  Holding(s) in Company announcement dated 1 December, 2004
No.15  Director Shareholding announcement dated 7 December, 2004
No.16  Holding(s) in Company announcement dated 8 December, 2004
No.17 Blocklisting Interim Review announcement dated 4 January, 2005 No.18 Additional Listing announcement dated 10 January, 2005
No.19  Holding(s) in Company announcement dated 11 January, 2005
No.20  Holding(s) in Company announcement dated 11 January, 2005
No.21  Holding(s) in Company announcement dated 14 January, 2005
No.22  4th Quarter Trading Update announcement dated 18 January, 2005






Exhibit No.1

29 July 2004
Director's Shareholding
Cookson Group plc

Following his appointment as Chief Executive on 19 July 2004 and in accordance with the rules of the Cookson Group Long-Term Incentive Plan 2004 (the "Plan"), Mr N R Salmon has today been awarded an allocation of 401,022 Performance Shares. This allocation is based upon the mid-market closing price for shares in Cookson Group plc on 28 July 2004, of 35.75 pence. Awards to the Company's other Executive Directors were made earlier in the year.

Awards under the Plan will normally vest on or shortly after the third anniversary of the award date. The proportion of an award that vests will be subject to the attainment of certain performance conditions relating to the performance of the Company over the three financial years to which the award relates.

A summary of the Plan is included in the 2003 Annual Report and the Notice of Meeting for the 2004 AGM. Both of these documents can be accessed via the website of Cookson Group plc at: www.cooksongroup.co.uk

As a result of this allocation of Performance Shares, Mr Salmon's interests in the shares of Cookson Group plc totals 401,022 Performance Shares.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No.2
                        SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
BARCLAYS CAPITAL SECURITIES LIMITED (1,125,000 SHARES)
BARCLAYS GLOBAL INVESTORS LIMITED (59,264,841 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN LIMITED (385,296 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,912,529 SHARES) BARCLAYS GLOBAL INVESTORS, N.A. (27,731,406 SHARES)
BARCLAYS GLOBAL FUND ADVISORS (742,924 SHARES)
BARCLAYS GLOBAL INVESTORS AUSTRALIA LIMITED (1,022,446 SHARES)
BARCLAYS LIFE ASSURANCE CO LIMITED (2,611,570 SHARES)
BARCLAYS PRIVATE BANK AND TRUST LIMITED (15,600 SHARES)
GERRARD LIMITED (325,938 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

3 AUGUST 2004
11) Date company informed

6 AUGUST 2004

12) Total holding following this notification

95,137,550 SHARES
13) Total percentage holding of issued class following this notification

5.02%
14) Any additional information


15) Name of contact and telephone number for queries
RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC
Date of notification: 9 AUGUST 2004
END

Exhibit No.3
                        SCHEDULE 10
           NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED (40,363,404 SHARES)
SCHRODER NOMINEES LIMITED (47,333,953 SHARES)
BANQUE INTERNATIONALE A LUXEMBOURG (2,063,400 SHARES)
BANQUE NATIONALE DE PARIS (190,100 SHARES)
BNY(OSC)NOMINEES LIMITED A/C: 218842 (4,125,665 SHARES)
BNY(OSC)NOMINEES LIMITED A/C: 219021 (1,412,400 SHARES)
CHASE NOMINEES LIMITED (25,653,957 SHARES)
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD (5,151,324 SHARES)
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C: 771401 (647,889 SHARES)
MSS NOMINEES LIMITED A/C: 813812 (2,037,138 SHARES)
MSS NOMINEES LIMITED A/C: 823654 (8,986,237 SHARES)
MSS NOMINEES LIMITED A/C: 823666 (5,692,254 SHARES)
NORTRUST NOMINEES LIMITED (26,002,181 SHARES)
NORTRUST NOMINEES LIMITED A/C: BOCPF (2,981,873 SHARES)
NORTRUST NOMINEES LIMITED (4,299,300 SHARES)
PICTET & CIE (1,876,000 SHARES)
STATE STREET NOMINEES LIMITED (10,757,090 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

10 AUGUST 2004

11) Date company informed

10 AUGUST 2004

12) Total holding following this notification

189,574,165 SHARES

13) Total percentage holding of issued class following this notification

10.002%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC

Date of notification: 12 AUGUST 2004

Exhibit No.4
                              SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS GLOBAL INVESTORS LIMITED (59,264,841 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN LIMITED (385,296 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,912,529 SHARES) BARCLAYS GLOBAL INVESTORS, N.A. (27,731,406 SHARES)
BARCLAYS GLOBAL FUND ADVISORS (742,924 SHARES)
BARCLAYS GLOBAL INVESTORS AUSTRALIA LIMITED (1,022,446 SHARES)
BARCLAYS LIFE ASSURANCE CO LIMITED (2,611,570 SHARES)
BARCLAYS PRIVATE BANK AND TRUST LIMITED (15,600 SHARES)
GERRARD LIMITED (320,803 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

6 AUGUST 2004

11) Date company informed

11 AUGUST 2004

12) Total holding following this notification

94,007,415 SHARES

13) Total percentage holding of issued class following this notification

4.96%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC

Date of notification: 12 AUGUST 2004

Exhibit No.5
                         SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

STATE STREET NOMINEES LTD.            FIDELITY MANAGEMENT TRUST COMPANY                          147,200
MELLON BANK                           FIDELITY MANAGEMENT TRUST COMPANY                          145,100
CHASE NOMINEES LTD.                   FIDELITY MANAGEMENT TRUST COMPANY                          108,100
CHASE NOMINEES LTD.                   FIDELITY INVESTMENT SERVICES LTD.                         85,371,234
CHASE MANHATTAN BANK LONDON           FIDELITY INVESTMENT SERVICES LTD.                         10,758,002
RBS TRUST BANK                        FIDELITY PENSION MANAGEMENT                                754,695
BT GLOBENET NOMINEES LTD.             FIDELITY PENSION MANAGEMENT                                245,180
CITIBANK                              FIDELITY PENSION MANAGEMENT                                515,380
CHASE NOMINEES LTD.                   FIDELITY PENSION MANAGEMENT                               7,697,132
BANK OF NEW YORK LONDON               FIDELITY PENSION MANAGEMENT                               1,733,340
NORTHERN TRUST                        FIDELITY PENSION MANAGEMENT                               2,202,245
HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY PENSION MANAGEMENT                                152,184
LIMITED
BANKERS TRUST                         FIDELITY INTERNATIONAL LIMITED                             292,500
RBS TRUST BANK                        FIDELITY INTERNATIONAL LIMITED                            3,500,820
CITIBANK                              FIDELITY INTERNATIONAL LIMITED                             367,120
CHASE NOMINEES LTD                    FIDELITY INTERNATIONAL LIMITED                            14,193,952
HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY INTERNATIONAL LIMITED                            71,165,880
LIMITED
CHASE MANHATTAN BANK LONDON           FIDELITY INTERNATIONAL LIMITED                            5,436,907
DEUTSCHE BANK                         FIDELITY INTERNATIONAL LIMITED                            1,441,330
BANK OF NEW YORK LONDON               FIDELITY INTERNATIONAL LIMITED                            8,805,086
NORTHERN TRUST                        FIDELITY INTERNATIONAL LIMITED                            6,572,681
BANK OF NEW YORK BRUSSELS             FIDELITY INTERNATIONAL LIMITED                            2,136,200
STATE STREET BANK & TRUST             FIDELITY INTERNATIONAL LIMITED                            1,527,137
MELLON BANK
JP MORGAN                             FIDELITY INTERNATIONAL LIMITED                            1,255,700
                                      FIDELITY INTERNATIONAL LIMITED                             933,800



5) Number of shares/amount of stock acquired

5,531,917

6) Percentage of issued class

0.29%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

12 August 2004

12) Total holding following this notification

227,458,905 SHARES

13) Total percentage holding of issued class following this notification

12.001%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 13 August 2004

Exhibit No.6
                                   SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL SECURITIES LIMITED (475,000 SHARES)
BARCLAYS GLOBAL INVESTORS LIMITED (59,264,841 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN LIMITED (385,296 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,912,529 SHARES) BARCLAYS GLOBAL INVESTORS, N.A. (28,021,522 SHARES)
BARCLAYS GLOBAL FUND ADVISORS (765,009 SHARES)
BARCLAYS GLOBAL INVESTORS AUSTRALIA LIMITED (1,022,446 SHARES)
BARCLAYS LIFE ASSURANCE CO LIMITED (2,611,570 SHARES)
BARCLAYS PRIVATE BANK AND TRUST LIMITED (15,600 SHARES)
GERRARD LIMITED (317,088 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

18 AUGUST 2004

11) Date company informed

20 AUGUST 2004

12) Total holding following this notification

94,790,901 SHARES

13) Total percentage holding of issued class following this notification

5.00%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - 020 7061 6565


16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 20 AUGUST 2004

Exhibit No.7
                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED (42,271,972 SHARES)
SCHRODER NOMINEES LIMITED (55,132,219 SHARES)
BANK OF NEW YORK (4,299,300 SHARES)
BANQUE INTERNATIONALE A LUXEMBOURG (2,063,400 SHARES)
BANQUE NATIONALE DE PARIS (239,216 SHARES)
BNY(OSC)NOMINEES LIMITED A/C: 218842 (4,125,665 SHARES)
BERMUDA TRUST (DUBLIN) LTD (1,412,400 SHARES)
CHASE NOMINEES LIMITED (27,927,637 SHARES)
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD (5,405,427 SHARES)
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C: 771401 (767,856 SHARES)
MELLON NOMINEES (UK) LTD (1,200,000 SHARES)
MSS NOMINEES LIMITED A/C: 813812 (2,061,449 SHARES)
MSS NOMINEES LIMITED A/C: 823654 (9,244,974 SHARES)
MSS NOMINEES LIMITED A/C: 823666 (6,734,078 SHARES)
NORTRUST NOMINEES LIMITED (31,886,481 SHARES)
NORTRUST NOMINEES LIMITED A/C: BOCPF (2,981,873 SHARES)
PICTET & CIE (2,403,995 SHARES)
STATE STREET NOMINEES LIMITED (10,757,090 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

1 OCTOBER 2004

11) Date company informed

4 OCTOBER 2004

12) Total holding following this notification

210,915,032 SHARES

13) Total percentage holding of issued class following this notification

11.128%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 4 OCTOBER 2004

Exhibit No.8

7 October 2004

COOKSON GROUP PLC - ELECTRONICS DIVISION APPOINTMENTS

Cookson Group plc, the international materials technology company, announces that Steve Corbett has been appointed Chief Executive of its Electronics division, reporting to Nick Salmon, Chief Executive of Cookson Group.

Cookson Electronics comprises three sectors - Assembly Materials, Chemistry and Laminates. Steve Corbett is currently Chief Executive of the Chemistry sector, Enthone, the most profitable of the division's business sectors. With immediate effect, the Chemistry sector, the Assembly Materials sector, the divisional head office and the R&D function will all report to Steve. The Laminates sector, which is currently implementing a turnaround programme, will continue to report directly to Nick Salmon as an interim measure.

Steve joined Cookson Electronics in 1990, holding a number of progressively senior positions within the Assembly Materials and Chemistry businesses. His experience includes three years in Asia-Pacific, now the division's largest region. Steve has been Chief Executive of Enthone since 2002 and immediately prior to that was responsible for Cookson Semiconductor Packaging.

The Laminates sector, Polyclad, continues to recover from the effects of the global downturn it experienced in 2001-3 and has returned to profit. It is essential that the focus is maintained on completing the restructuring of the business and restoring it to a suitable and sustainable level of profitability and Polyclad will therefore continue to report directly to Nick Salmon whilst this process is ongoing, after which it will report to Steve Corbett. Joe Santolucito, Chief Executive of Polyclad will be leaving the company to pursue other interests and will be succeeded by Rick Richesin, currently Polyclad's Chief Operating Officer. Rick joined Polyclad in 1985 and spent six years as Managing Director of Polyclad Asia in both China and Hong Kong before returning to the USA in 2002.

Steve Corbett will join Cookson's Executive Committee, as will Richard Powers, Chief Executive of Cookson Precious Metals.

Commenting on these appointments, Nick Salmon said: "I am delighted that Steve Corbett is to lead the Electronics division in the next stage of its development. His broad ranging experience of our markets and businesses, including his first-hand knowledge of Asia-Pacific, will be invaluable in driving the division forward. Much has been achieved to improve the level of profitability of Cookson Electronics, however more remains to be done. Having conducted an extensive search of both internal and external candidates, I am convinced that in Steve we have the right person to lead this process. I am also pleased to promote Rick Richesin, whose vast experience of the global laminates market, again particularly in Asia-Pacific, makes him the ideal candidate to drive through the turnaround of our laminates business."

Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                             020 7061 6500
Dennis Millard, Group Finance Director                   020 7061 6500
Lisa Williams, IR Manager                                020 7061 6500

Media enquiries:

John Olsen, Hogarth Partnership                          020 7357 9477

About Cookson Group

Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc
265 Strand, London WC2R 1DB
Tel: 020 7061 6500, Fax: 020 7061 6600
www.cooksongroup.co.uk

Exhibit No.9

COOKSON GROUP plc - NOTICE OF TRADING UPDATE

Cookson Group plc intends to release its normal third quarter trading update on Friday 5 November at 7.00am.

An analysts conference call will be held on the same day at 10.00am.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: 020 7061 6500
Fax: 020 7061 6600
www.cooksongroup.co.uk

Exhibit No.10

4 November 2004

DIRECTORATE CHANGE

Cookson Group plc announces that Stephen Howard, former Group Chief Executive has today resigned from the Board with immediate effect. It has today been announced by Novar plc that he has taken up the role of Group Chief Executive at that company.

Cookson Group plc,
265 Strand,
London WC2R 1DB
Tel: 020 7061 6500
Fax: 020 7061 6600
www.cooksongroup.co.uk

Exhibit No.11

5 November 2004

COOKSON GROUP PLC - THIRD QUARTER TRADING UPDATE

Highlights
- Sales for continuing operations up 17%
- Operating profit* up 93%
- Group profit before tax* improves significantly on last year
- Q3: GBP22m vs. GBP5m
- year-to-date: GBP64m vs. GBP10m
- Strong sales and profit* growth in Electronics and Ceramics divisions
- Borrowings GBP17m lower than last year
*(before amortisation of intangible assets and exceptional items)

Commenting on the third quarter, Nick Salmon, Cookson's Chief Executive, said:

"Cookson achieved a satisfactory performance in the third quarter which was in line with our overall expectations. The Electronics and Ceramics divisions both registered sales and profits well ahead of last year, although the Precious Metals division faced a difficult quarter. The electronics industry recovery, which began at the end of the third quarter last year, is expected to continue in the fourth quarter albeit at a lower year-on-year rate of growth. Steel production in the Group's major markets is envisaged to be maintained at current levels. Traditionally, the fourth quarter is the most active for jewellery retail sales. We therefore anticipate a continuation of generally favourable trading conditions for the remainder of 2004. As a result, profit before tax for the year is expected to be in line with current market expectations."

Details of divisional and Group results are provided below.

Electronics

Sales of GBP169 million for the third quarter of 2004 were 31% higher than the same quarter last year at constant exchange rates and up 20% at reported rates. Activity in Asia-Pacific continued to grow strongly; in the USA the gradual improvement which has been underway since the fourth quarter of 2003 was maintained; whereas in Europe no significant change in year-on-year demand has been seen. As a result of increased activity levels and an essentially unchanged overhead cost structure, operating profit of GBP13 million for the third quarter of 2004 was GBP10 million higher than the same period last year, at both constant and reported exchange rates.

Assembly Materials

Third quarter sales of GBP73 million were 37% ahead of last year at constant exchange rates. Approximately two-thirds of the increase was due to the passing on to customers of higher tin prices - the sector's key raw material - which have risen year-on-year by 90%. The balance of the increase was largely due to higher volumes in the sector's surface mount and speciality coatings products. Despite the sharp increase in the cost of tin, third quarter profits for the Assembly Materials sector increased by some 45% over the same period last year.

Chemistry

Sales of GBP62 million for the third quarter were 20% higher than last year at constant exchange rates. Growth was achieved by both the sector's electronics and non-electronics product applications, with a particularly strong performance by the copper damascene product range used by the semiconductor industry. As a consequence of increased activity levels and unchanged overhead costs, profits improved markedly, doubling year-on-year.

Laminates

Third quarter sales of GBP33 million were 40% higher than the same quarter last year at constant exchange rates. The strong increase in sales was due to significantly higher year-on-year levels of industry demand for laminate products, boosted by the introduction of new products and increased market share. Market share gains were achieved and higher average prices obtained which offset increases in raw material such as fibreglass cloth and copper foil. The Asia-Pacific operations continued to record high levels of profits whilst Europe remained at break-even and the USA continued to operate at a loss. As a consequence, whereas the sector incurred a loss of GBP4 million in the third quarter last year, this year it recorded a modest profit. Although the performance of the Laminates sector has improved considerably since the third quarter of last year, management continues to focus on improving the profitability of both the US and European operations. The programme embarked upon earlier this year to rationalise capacity and the cost structure in these two regions is ongoing and, in this regard, further overhead headcount reductions were recently initiated in the USA.

In October, Steve Corbett was appointed Chief Executive of the Electronics division; prior to this he was responsible for the division's Chemistry sector. The Chemistry and Assembly Materials sectors will now both report to Steve. As an interim measure, the Laminates sector, now headed by Rick Richesin, will continue to report directly to Cookson Group's Chief Executive Nick Salmon until the turnaround programme referred to above is substantially completed.

Ceramics

The Ceramics division's sales of GBP186 million in the third quarter were 17% higher than the same quarter last year at constant exchange rates and up 9% at reported exchange rates. In the third quarter, steel production rose by 11% and 8% respectively in the division's main markets of NAFTA and the EU. In China - the world's largest steel producing country - output grew by 22% and was also up strongly in other emerging markets such as South America and Eastern Europe, where the division has a strong presence. Consequently, the Iron and Steel sector, which accounts for approximately two-thirds of the division's turnover, recorded a year-on-year increase in sales of 18% in the third quarter. In addition, sales were boosted by a number of large relining projects. Trading conditions in the Foundry, Industrial Processes and Glass sectors were also positive and sales for these businesses collectively rose by 15%. The increase in sales resulted in the division's operating profit rising to GBP15 million in the third quarter, 44% higher at constant exchange rates than the same period last year and up 30% at reported exchange rates.

Precious Metals

In the Precious Metals division, sales of GBP64 million were down 8% on the same quarter last year at constant exchange rates and were 15% lower at reported exchange rates. This was mainly due to: the closure of five locations in France as a result of the rationalisation programme introduced earlier this year; weakness in the UK and in certain speciality products in the USA; and a higher mix of lower margin silver products produced by the US mill and fabrication activities. Despite meaningful savings in overheads at the European and US operations arising from programmes initiated both this year and last year, lower sales activity and the unfavourable product mix in the USA resulted in operating profit for the third quarter of GBP1 million being GBP1 million lower than last year.

Group

Sales for continuing operations for the third quarter of GBP419 million were 17% higher than the same quarter last year. Operating profit before exceptional items and amortisation of intangibles was 93% higher than the prior year at GBP29 million.

Profit before tax and before exceptional items and amortisation of intangibles for the Group in the third quarter of 2004 was GBP22 million and was GBP64 million for the nine months ended 30 September 2004. This compares with profit before tax for the same periods of 2003 of GBP5 million and GBP10 million respectively, with the year-on-year improvement comprising the following.

                                                          Q3Y        Y-T-D
                                                         GBPm         GBPm

- Increase in operating profit of continuing operations

- at constant  exchange  rates,  as set out above         14           39

- exchange  rate  translation effect                     (2)          (4)

- Eradication  of losses  incurred by  businesses
  sold in 2003, mainly  Speedline                         5           15

- Decrease in interest, due mainly to lower effective
  rates                                                   -           4

Net  increase in profit  before tax*                     17          54
*(before  amortisation  of
intangible assets and exceptional items)

Operating exceptional items of GBP1 million arose in the third quarter for rationalisation projects embarked upon earlier in the year. This results in a year-to-date total of GBP12 million, the majority of which relates to the restructuring of the Precious Metals operations in France which commenced in the first half. No non-operating exceptional items arose in the third quarter.

Headline earnings per share, i.e. before exceptional items and amortisation of intangibles, was 0.8p in the third quarter (2003: 0.1p) and 2.2p for the year-to-date (2003: 0.3p). Earnings per share after all exceptional items and amortisation of intangibles was 0.3p for the third quarter (2003: 0.8p loss) and a loss per share of 0.1p for the year-to-date (2003: 1.7p loss). This assumes an effective tax rate of 30% which is unchanged from last year.

Free cash outflow in the third quarter amounted to GBP8 million, which compares favourably with an outflow for the same period last year of GBP51 million.
Traditionally, working capital is built during the third quarter for the seasonally stronger September to November trading period and, whilst working capital did increase during the third quarter of 2004, the ratio of working capital to sales for the nine months ended September 2004 was lower than that of the previous year.

As a result of the GBP8 million of free cash outflow, GBP8 million of deferred consideration for the acquisition of Achem and a GBP5 million negative exchange rate translation impact, borrowings increased by GBP21 million in the third quarter to GBP407 million (2003: GBP424 million)

The GBP80 million of convertible bonds that matured on 2 November 2004 were repaid using existing bank facilities.

Outlook

The electronics industry recovery, which began at the end of the third quarter last year, is expected to continue in the fourth quarter albeit at a lower year-on-year rate of growth. Steel production in the Group's major markets is envisaged to be maintained at current levels. Traditionally, the fourth quarter is the most active for jewellery retail sales. A continuation of generally favourable trading conditions is therefore anticipated for the remainder of 2004. As a result, profit before tax for the year is expected to be in line with current market expectations.

Cookson will issue a fourth quarter trading update on Tuesday 18 January at which time Nick Salmon will present his views on the future direction of the Company.

A conference call for shareholders and analysts will be held today at 10:00am UK time. This can be accessed via a live audio webcast at www.cooksongroup.co.uk.

Shareholder/analyst enquiries:

Nick Salmon, Chief Executive                             020 7061 6500
Dennis Millard, Group Finance Director                   020 7061 6500
Lisa Williams, IR Manager                                020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership                          020 7357 9477

Notes:

(1) All financial information is preliminary and unaudited.

(2) Operating profit and profit before tax are stated before all exceptional items and amortisation of intangible assets, unless stated otherwise.

(3)  This  announcement  contains  forward  looking  statements  about  Cookson.
Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.

About Cookson Group

Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500, Fax: 020 7061 6600

Exhibit No.12


                           SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

CHASE MANHATTAN BANK LONDON           FIDELITY INVESTMENT SERVICES LTD.                         87,058,862
JP MORGAN                             FIDELITY INVESTMENT SERVICES LTD.                         3,995,782
STATE STREET NOMINEES LTD.            FIDELITY MANAGEMENT TRUST COMPANY                          200,200
BT GLOBENET NOMINEES LTD.             FIDELITY MANAGEMENT TRUST COMPANY                          245,180
CITIBANK                              FIDELITY MANAGEMENT TRUST COMPANY                          515,380
BANK OF NEW YORK LONDON               FIDELITY MANAGEMENT TRUST COMPANY                         1,733,340
NORTHERN TRUST                        FIDELITY MANAGEMENT TRUST COMPANY                         2,202,245
BROWN BROTHERS HARRIMAN               FIDELITY MANAGEMENT TRUST COMPANY                          198,900
STATE STREET BANK & TRUST             FIDELITY MANAGEMENT TRUST COMPANY                          146,600
CHASE MANHATTAN BANK LONDON           FIDELITY MANAGEMENT TRUST COMPANY                         7,519,801
RBS TRUST BANK                        FIDELITY MANAGEMENT TRUST COMPANY                          754,695
BANKERS TRUST                         FIDELITY INTERNATIONAL LIMITED                             292,500
RBS TRUST BANK                        FIDELITY INTERNATIONAL LIMITED                            3,500,820
CITIBANK                              FIDELITY INTERNATIONAL LIMITED                             367,120
CHASE MANHATTAN BANK LONDON           FIDELITY INTERNATIONAL LIMITED                            19,022,162
DEUTSCHE BANK                         FIDELITY INTERNATIONAL LIMITED                            1,441,330
BANK OF NEW YORK LONDON               FIDELITY INTERNATIONAL LIMITED                            10,497,306
NORTHERN TRUST                        FIDELITY INTERNATIONAL LIMITED                            7,619,580
STATE STREET BANK & TRUST CO          FIDELITY INTERNATIONAL LIMITED                             543,890
STATE STREET BANK & TRUST             FIDELITY INTERNATIONAL LIMITED                             692,600
MELLON BANK                           FIDELITY INTERNATIONAL LIMITED                            1,430,800
JP MORGAN                             FIDELITY INTERNATIONAL LIMITED                            3,921,680
HSBC                                  FIDELITY INTERNATIONAL LIMITED                           71,165,880
JP MORGAN CHASE                       FMR CORP                                                    30,000


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

2,362,252

8) Percentage of issued class

0.125%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

8 NOVEMBER 2004

12) Total holding following this notification

225,096,653 SHARES

13) Total percentage holding of issued class following this notification

11.881%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 8 NOVEMBER 2004

Exhibit No.13

                                 SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (4,200,063 SHARES)
CHASE NOMINEES LIMITED (114,085,860 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

11 NOVEMBER 2004

11) Date company informed

12 NOVEMBER 2004

12) Total holding following this notification

113,586,049 SHARES

13) Total percentage holding of issued class following this notification

5.993%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC

Date of notification: 15 NOVEMBER 2004

Exhibit No.14

                                   SCHEDULE 10

                     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

2,500,000

6) Percentage of issued class

0.13%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

30 NOVEMBER 2004

11) Date company informed

1 DECEMBER 2004

12) Total holding following this notification

59,017,830 SHARES

13) Total percentage holding of issued class following this notification

3.11%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 1 DECEMBER 2004

Exhibit No.15

                          SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

JAN PIETER OOSTERVELD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JAN PIETER OOSTERVELD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

25,000

8) Percentage of issued class

LESS THAN 0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH

12) Price per share

34.25 PENCE PER SHARE

13) Date of transaction

7 DECEMBER 2004

14) Date company informed

7 DECEMBER 2004

15) Total holding following this notification

25,000

16) Total percentage holding of issued class following this notification

LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - 020 7061 6565

25) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification. 7 DECEMBER 2004

Exhibit No.16
                             SCHEDULE 10

              NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired
15,000,000

6) Percentage of issued class
0.79%

7) Number of shares/amount of stock disposed
N/A
8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

7 DECEMBER 2004

11) Date company informed

8 DECEMBER 2004

12) Total holding following this notification

85,234,202 SHARES

13) Total percentage holding of issued class following this notification

4.50%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 8 DECEMBER 2004

Exhibit No.17

                              SCHEDULE 5

                       BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group Executive Share Option Schemes

3. Period of return: From :
01/07/2004
to

31/12/2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

560,986

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

560,986

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (March 1998) Ref RA/Cookson Group plc/00001-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,895,463,968

Contact for queries:
Address:
265 Strand
London
WC2R 1DB

Name:

Rachel Benjamin

Telephone:
020 7061 6565



                          SCHEDULE 5

                 BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Employee Share Savings Scheme

3. Period of return: From :

01/07/2004

to

31/12/2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

734,713

5. Number of shares issued/allotted
under scheme during period

170,343

Balance under scheme not yet issued/allotted at end of period

564,370

Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

1,500,000 (Feb 1996) Ref A/367/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,895,463,968

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565

                              SCHEDULE 5

                 BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group US Stock Purchase Plan

3. Period of return: From :

01/07/2004

to

31/12/2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,986,759

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

1,986,759

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

2,500,000 (January 2004) Ref 3-185-261 (GB0031852618)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,895,463,968

Contact for queries:
Address:
265 Strand
London
WC2R 1DB

Name:

Rachel Benjamin

Telephone:
020 7061 6565

Exhibit No.18

Cookson Group plc - Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 7,500,000 Ordinary Shares of 1 pence each, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued Ordinary Shares of the Company.

The block listings consist of 2,500,000 shares to be issued under the Company's Executive Share Option Plan, 2,500,000 shares to be issued under the US Stock Purchase Plan and 2,500,000 shares to be issued under the Cookson Sharesave Plan.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No.19

                                 SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

BANK OF NEW YORK EUROPE LDN           FIDELITY INVESTMENTS INTERNATIONAL                        6,037,698
JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENTS INTERNATIONAL                        3,470,243
BROWN BROS HARRIMN LTD LUX            FIDELITY INTERNATIONAL LIMITED                            88,627,829
JP MORGAN BOURNEMOUTH                 FIDELITY INTERNATIONAL LIMITED                            2,570,880
JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENT SERVICES LIMITED                      89,845,214
JPMORGAN CHASE BANK                   FMR CORP                                                    30,000
BANK OF NEW YORK BRUSSELS             FIDELITY PENSION MANAGEMENT                               1,956,355
BANK OF NEW YORK EUROPE LDN           FIDELITY PENSION MANAGEMENT                                531,680
CITIBANK LONDON                       FIDELITY PENSION MANAGEMENT                                882,500
JP MORGAN, BOURNEMOUTH                FIDELITY PENSION MANAGEMENT                               6,295,047
NORTHERN TRUST LONDON                 FIDELITY PENSION MANAGEMENT                               6,732,635
STATE STR BK AND TR CO LNDN           FIDELITY PENSION MANAGEMENT                               1,497,400


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

16,619,172

8) Percentage of issued class

0.88%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

11 JANUARY 2005

12) Total holding following this notification

208,477,481 SHARES

13) Total percentage holding of issued class following this notification

10.99%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 11 JANUARY 2005

Exhibit No.20

                            SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 16,275,736 SHARES
CHASE GA GROUP NOMINEES LTD - 24,153,797 SHARES
CUIM NOMINEE LIMITED - 16,517,466 SHARES

5) Number of shares/amount of stock acquired

2,390,000

6) Percentage of issued class

0.13%

7) Number of shares/amount of stock disposed

N/A
8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

10 JANUARY 2005

11) Date company informed

11 JANUARY 2005

12) Total holding following this notification

56,946,999 SHARES

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 11 JANUARY 2005

Exhibit No.21

                          SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired
3,946,250

6) Percentage of issued class

0.21%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

13 JANUARY 2005

11) Date company informed

14 JANUARY 2005

12) Total holding following this notification

98,712,721 SHARES

13) Total percentage holding of issued class following this notification

5.21%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT,
COOKSON GROUP PLC - TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 14 JANUARY 2005

Exhibit No.22

18 January 2005

FOURTH QUARTER 2004 TRADING UPDATE AND
OUTCOME OF STRATEGIC REVIEW


Cookson Group plc, the international materials science company, will present the outcome of its strategic review to analysts and shareholders at 9:30am today. A copy of the strategy review slides will be available on the Cookson website, www.cooksongroup.co.uk, from 9:30am today. A full archived webcast will be available from 3:30pm today.


In conjunction with today's presentation, the Company provides the following commentary on trading during the fourth quarter of 2004. All financial information is preliminary and unaudited; sales and operating profit comparisons are at constant exchange rates.


Fourth Quarter Trading Update


Performance for the Group in the fourth quarter of 2004 was consistent with the indication given in the Third Quarter Trading Update issued on 5 November 2004. As a result, profit before tax and exceptional items for the year is expected to be in line with current market forecasts and significantly higher than 2003. Group sales for the fourth quarter of 2004 were up on both the preceding quarter and the same quarter in 2003 and operating profit also improved over the same periods. Cash generation was strongly positive in the fourth quarter and, as a result, net borrowings at the end of 2004 were lower than at 31 December 2003.


Electronics division


Fourth quarter sales were similar to the preceding quarter and up on the fourth quarter of 2003. Sales for each sector were also similar to the preceding quarter, with the Assembly Materials and Laminates sectors up on the same quarter in 2003 but marginally lower in Chemistry. As anticipated, year-on-year sales growth across the division was lower in the fourth quarter than in the first three quarters of 2004. This was largely due to the sharp improvement registered in the last quarter of 2003 which impacted comparisons with the prior year; this was also in line with the experience of the wider electronics industry. Cost saving and efficiency measures ensured that profitability in the fourth quarter continued to improve both sequentially and year-on-year.


Ceramics division


Sales and operating profits in the fourth quarter improved strongly over both the preceding quarter and the prior year's fourth quarter. Global steel production, the division's main market, remained robust, as did the performance of the division's Iron & Steel sector, and, collectively, the non-steel sectors of the division also performed soundly.


Precious Metals division


The division experienced slower than anticipated peak holiday season sales, reflecting softness in consumer demand in its key US and UK markets. Nevertheless, sales and operating profit in the fourth quarter of 2004 improved significantly over the preceding quarter and, although marginally down on the fourth quarter of 2003, profits for the year were up on 2003.


Investments/Restructuring/Disposals


Since the Third Quarter Trading Update, further initiatives to increase operating efficiency and reduce the cost base have been implemented in the Electronics division. These incorporate additional reductions in the division's overhead structure, primarily in the USA, and downsizing production at the Laminates sector's US East Coast facility. It is also intended to reduce
Laminates capacity in Germany by some 75% and discussions with the local works council are currently underway. The one-off operating exceptional charge for these initiatives is expected to amount to some GBP8 million in 2004, of which GBP5 million relates to cash costs.


The Group's investment in a 17-year revenue sharing agreement with Electric Lightwave, Inc. relating to a fibre-optic cable network between Portland and Los Angeles in the USA, for which royalties of GBP0.4 million per annum are currently received, has been revalued. This followed a reappraisal of the underlying economics of the agreement and results in a non-operating exceptional charge of some GBP18 million in 2004.


In December 2004, the Ceramics division sold two underperforming businesses which make silica and zircon bricks used in glass melting furnaces with plants in Belgium and Germany. These businesses had sales of GBP21 million in 2004. The cash consideration received of GBP1 million resulted in a loss on disposal of GBP33 million, including a write-off of goodwill of GBP8 million.


The "fraternity ring" activities of the Precious Metals division's US operations
- which had annualised sales in 2004 of c.GBP3 million - were sold in December 2004 for GBP3 million at a net gain of GBP1 million.


Outlook


Based on the first two weeks' trading and current order book levels, it is anticipated that the generally solid trading environment seen in the fourth quarter will continue in the first quarter of 2005.


Cookson's preliminary results for 2004 will be announced on 15 March 2005.


Outcome of Strategic Review


Since July 2004, when Nick Salmon was appointed Chief Executive, the Board has conducted a detailed review of all Cookson's businesses and the strategic options open to the Group for maximising shareholder value.


This review has determined that the optimum strategy for realising Cookson's full potential is to focus on enhancing the operating performance of Cookson's core businesses, whilst disposing of some non-core elements from within all three of the Group's divisions. Disposal proceeds from such transactions over the next two years are expected to be over GBP100 million.


The Board intends to return Cookson to the dividend list as soon as possible, with dividends being funded from free cash flow.


Commenting on the strategic review, Cookson Chief Executive Nick Salmon said:


"Over the past six months I have been pleased to confirm my initial impressions that Cookson has strong market positions in all our business sectors, with highly competitive products and technology and an excellent geographic footprint.


"We are very confident that the chosen strategy of focusing on enhancing the operating performance of our core businesses, whilst reducing debt through a programme of non-core disposals and improved cash flow, will deliver value to shareholders.


"We are already acting decisively in accelerating the rate of change that this strategy requires, in restructuring or exiting underperforming businesses, initiating the disposal programme and in driving further costs out of the business."


Shareholder/analyst enquiries:


Nick Salmon, Chief Executive                            020 7061 6500
Dennis Millard, Group Finance Director                  020 7061 6500
Lisa Williams, IR Manager                               020 7061 6500


Media enquiries:

John Olsen, Hogarth Partnership                         020 7357 9477


Note:

This announcement contains forward looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.


About Cookson Group

Cookson Group is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is a world leading supplier of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.


Headquartered in London, Cookson employs over 16,000 people in more than 35 countries and sells its products in over 100 countries.


Cookson Group plc, 265 Strand, London WC2R 1DB

Tel:  020 7061 6500, Fax: 020 7061 6600

                                                          SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 18 January, 2005